UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 16, 2020	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR AUGUST 2020

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In August 2020, the Company’s passenger transportation capacity (measured by available seat kilometres) decreased by 34.73% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 0.77%, 95.02% and 94.85% year-on-year, respectively; passenger traffic volume (measured by revenue passenger kilometres) decreased by 43.95% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 15.15%, 96.98% and 97.97% year-on-year, respectively; and passenger load factor decreased by 12.06 percentage points year-on-year to 73.32%, among which, the passenger load factor of its domestic, international and regional routes decreased by 12.55, 32.97 and 45.06 percentage points year-on-year, respectively.

Impacted by the novel coronavirus (COVID-19) epidemic since the beginning of 2020, the demand and willingness of passengers to travel have been significantly reduced. The Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, timely organised special charter flights, enhanced epidemic protection for passengers and employees, and strengthened the transportation of epidemic prevention materials. With the prevention and control of the novel coronavirus (COVID-19) epidemic in China being further stabilised and normalised, following the launch of “Wild Your Weekends” (周末隨心飛) and “Wild Mornings and Nights” (早晚隨心飛), the Company newly launched products such as “Exploring the Bay Area” (灣區隨心飛) and “Exploring the Western Region” (西域隨心飛), revitalised the resources of the Company’s current transportation capacity, and facilitated the high-quality development of the Silk Road Economic Belt and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. In August 2020, freight load volume decreased by 27.71% year-on-year.

In August 2020, the Company launched new domestic passenger transportation routes such as Wuhan — Yinchuan, and Dalian — Huangshan — Kunming.

II.	FLEET STRUCTURE

As of the end of August 2020, the Company terminated the lease of two B737-800 aircraft, and operated a total of 720 aircraft, including 269 self-owned aircraft, 257 aircraft under finance lease and 194 aircraft under operating lease.

As at the end of August 2020, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	43	45	5	93
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	6	0	7
4	A330 series	29	22	5	56

	Narrow-body passenger aircraft	225	212	189	626
5	A320 series	136	126	68	330
6	B737 series	89	86	121	296

	Regional aircraft	1	0	0	1
7	ARJ series	1	0	0	1

	Total	269	257	194	720

Note:	The 9 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount	Amount			Total amount completed from	Total amount completed from
	completed in August	completed in August	Year-on-		January to August	January to August	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	15,502.46	23,751.86	-34.73%		90,655.91	179,266.64	-49.43%
— Domestic routes	15,075.12	15,191.75	-0.77%		75,072.49	114,180.63	-34.25%
— International routes	398.42	7,998.56	-95.02%		14,859.78	60,488.10	-75.43%
— Regional routes	28.91	561.55	-94.85%		723.65	4,597.92	-84.26%

RPK (revenue passenger-kilometres) (millions)	11,367.06	20,280.24	-43.95%		62,355.17	148,758.34	-58.08%
— Domestic routes	11,155.46	13,148.03	-15.15%		52,034.18	95,665.87	-45.61%
— International routes	203.09	6,713.97	-96.98%		9,932.47	49,358.59	-79.88%
— Regional routes	8.51	418.24	-97.97%		388.51	3,733.88	-89.59%

Number of passengers carried (thousands)	8,548.12	11,901.91	-28.18%		41,523.36	87,494.31	-52.54%
— Domestic routes	8,509.42	9,994.49	-14.86%		39,086.01	72,896.10	-46.38%
— International routes	30.92	1,600.71	-98.07%		2,137.85	11,852.76	-81.96%
— Regional routes	7.78	306.71	-97.46%		299.51	2,745.46	-89.09%

Passenger load factor (%)	73.32	85.38	-12.06	pts	68.78	82.98	-14.20	pts
— Domestic routes	74.00	86.55	-12.55	pts	69.31	83.78	-14.47	pts
— International routes	50.97	83.94	-32.97	pts	66.84	81.60	-14.76	pts
— Regional routes	29.41	74.48	-45.06	pts	53.69	81.21	-27.52	pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	601.48	750.25	-19.83%		4,123.81	5,960.61	-30.82%
— Domestic routes	298.29	254.61	17.16%		1,353.94	2,114.36	-35.96%
— International routes	301.40	480.42	-37.26%		2,738.26	3,701.59	-26.02%
— Regional routes	1.79	15.22	-88.24%		31.61	144.66	-78.15%

	Amount	Amount			Total amount completed from	Total amount completed from
	completed in August	completed in August	Year-on-		January to August	January to August	Year-on-
	2020	2019	year increase		in 2020	in 2019	year increase
RFTK (revenue freight tonne-kilometres) (millions)	162.34	245.38	-33.84%		1,273.48	1,827.44	-30.31%
— Domestic routes	65.81	78.19	-15.83%		430.66	595.34	-27.66%
— International routes	95.86	164.47	-41.72%		835.89	1,211.47	-31.00%
— Regional routes	0.66	2.72	-75.74%		6.93	20.63	-66.42%

Weight of freight carried (million kg)	58.00	80.22	-27.71%		406.44	607.96	-33.15%
— Domestic routes	46.67	54.65	-14.60%		301.83	420.44	-28.21%
— International routes	10.69	23.26	-54.04%		98.15	170.04	-42.28%
— Regional routes	0.64	2.31	-72.55%		6.46	17.47	-63.05%

Freight load factor (%)	26.99	32.71	-5.72	pts	30.88	30.66	0.22	pts
— Domestic routes	22.06	30.71	-8.65	pts	31.81	28.16	3.65	pts
— International routes	31.81	34.24	-2.43	pts	30.53	32.73	-2.20	pts
— Regional routes	36.87	17.87	19	pts	21.92	14.26	7.65	pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,996.70	2,887.92	-30.86%		12,282.85	22,094.61	-44.41%
— Domestic routes	1,655.05	1,621.87	2.05%		8,110.46	12,390.62	-34.54%
— International routes	337.26	1,200.29	-71.90%		4,075.64	9,145.52	-55.44%
— Regional routes	4.39	65.76	-93.32%		96.74	558.47	-82.68%

RTK (revenue tonne- kilometres) (millions)	1,158.41	1,991.46	-41.83%		6,759.50	14,877.17	-54.56%
— Domestic routes	1,043.21	1,208.84	-13.70%		5,016.96	8,995.30	-44.23%
— International routes	113.79	743.61	-84.70%		1,701.62	5,533.64	-69.25%
— Regional routes	1.41	39.01	-96.39%		40.92	348.23	-88.25%

Overall load factor (%)	58.02	68.96	-10.94	pts	55.03	67.33	-12.30	pts
— Domestic routes	63.03	74.53	-11.5	pts	61.86	72.60	-10.74	pts
— International routes	33.74	61.95	-28.21	pts	41.75	60.51	-18.76	pts
— Regional routes	32.08	59.32	-27.24	pts	42.30	62.35	-20.06	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft and Passenger-to-Freighter Conversion. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 15 September 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).